UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 17, 2018, Concordia International Corp. (the “Corporation”) filed materials on SEDAR at www.SEDAR.com relating to: (i) a meeting of holders of certain secured debt; (ii) a meeting of holders of certain unsecured debt; and (iii) an annual general and special meeting of shareholders of the Corporation. In conjunction with this filing, the Corporation is filing the following exhibits:

Exhibit 99.1	Notice of Meeting of Secured Debtholders, Notice of Meeting of Unsecured Debtholders, Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated May 15, 2018.

Exhibit 99.2	Certificate dated May 17, 2018.

Exhibit 99.3	Press release of Concordia International Corp., dated May 17, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: May 18, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Meeting of Secured Debtholders, Notice of Meeting of Unsecured Debtholders, Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated May 15, 2018.
99.2	Certificate dated May 17, 2018.
99.3	Press release of Concordia International Corp., dated May 17, 2018.